Exhibit 99(a)(1)(P)

October 21, 2009

EA Action

Subject: Stock Option Exchange Program

FROM GABRIELLE TOLEDANO

Today, we are pleased to announce the formal commencement of the Option Exchange Program in which EA employees are being offered the opportunity to exchange certain stock options that are currently “underwater” for restricted stock units (RSUs). The Exchange Program begins today, October 21, 2009, and is scheduled to expire on November 18, 2009. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which was filed earlier today with the U.S. Securities and Exchange Commission. You can access all the information at http://stock.ea.com/Stock/Exchange/.

If you have any stock options granted prior to October 21, 2008 with an exercise price per share that is greater than $28.18, which upon conversion of the option grant would result in at least four new RSUs, these option grants are eligible for the exchange. If you do not have eligible options, there is no need for you to review the Offer to Exchange or other exchange materials referenced below.

The Exchange Program is structured differently in certain countries due to local law considerations. In Canada, employees will receive new restricted stock awards in exchange for their eligible stock options. In China, employees will receive new stock options in exchange for their eligible stock options.

To participate in the Exchange Program, you should review each of the documents located on the EA Stock Option Exchange intranet portal website at http://stock.ea.com/Stock/Exchange. Log on to the site with your network ID and password. The following can be found on the Documents page of the site:

•	Offer to Exchange

•	FAQs regarding the Exchange Program

•	Employee Training Presentation regarding the Exchange Program

•	Country Tax Annexes

•	Applicable Form of Restricted Stock Unit Agreement, Form of Restricted Stock Agreement, or Form of Option Agreement for your location

•	2000 Equity Incentive Plan

Please review the above materials carefully. To view your eligible stock options and make elections, go to the Eligible Options page of the EA Stock Option Exchange intranet portal website. You will have access to a personalized statement summarizing:

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which option grants you hold that are eligible for this exchange (i.e., those stock options granted prior to October 21, 2008 with an exercise price per share that is greater than $28.18, which upon conversion of the option grant would result in at least four new RSUs)

•	the number of new RSUs you would be granted for each eligible option grant you choose to exchange

•	a tool demonstrating the relative values of your eligible stock option grants as compared to the value of the restricted stock units you would receive in the Exchange Program (on a pre-tax basis)

•	the vesting details of the new RSUs you would be granted if you choose to exchange

The EA Stock Option Exchange intranet portal website will permit you to make an online election on a grant-by-grant basis. To participate, you must make your online election before the expiration of the offer at 9:00 p.m. U.S. Pacific Time on November 18, 2009.

If you elect to exchange any of your eligible stock options and wish to withdraw your election(s), you may change your election(s). This is done by changing your election(s) from “Accept” to “Decline” and electronically submitting your new election(s) at the EA Stock Option Exchange intranet portal website prior to the expiration of the offer at the time and date stated above.

Employees who do not have network access may be provided these documents and the forms necessary to participate in the offer in paper form. To request a paper copy of any option exchange program document contact EA’s Stock Administration at +1 (650) 628-2600 (extension 82600) or via email at optionexchange@ea.com.

During the offer period, you may send any specific questions that you have to optionexchange@ea.com.

Finally, please note that participation in the option exchange program is voluntary. EA makes no recommendation about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding your participation in the Option Exchange Program. YOU WILL HAVE UNTIL 9:00 P.M. U.S. PACIFIC TIME ON NOVEMBER 18, 2009 TO ELECT TO PARTICIPATE IN THE EXCHANGE PROGRAM.

Thank You,

Gabrielle